AMERICAN REAL ESTATE PARTNERS, L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2006		2005		2004	2003	2002

Earnings:
Income from continuing operations before income taxes,	(44,453)		(16,001)		75,275	22,036	34,407
income or loss from equity investees and minority interest

Fixed Charges	115,307		94,795		47,671	21,520	27,747

Amortization of capitalized interest	60		59		206	256	257

Total Earnings	70,914		78,853		123,152	43,812	62,411

Fixed Charges:
Interest Expense	106,612		91,174		47,320	21,103	27,297

Interest capitalized	110		—		—	—	—

Estimated interest within rental expense	8,585		3,621		351	417	450

Total Fixed Charges	115,307		94,795		47,671	21,520	27,747

Ratio of earnings to fixed charges	—	(1)	—	(2)	2.6	2.0	2.2

(1)	Fixed charges exceeded earnings by $44.4 million in 2006.

(2)	Fixed charges exceeded earnings by $15.9 million in 2005.